SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
________________

GENESIS MICROCHIP INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
________________

Options to Purchase Common Stock, $0.001 par value (Title of Class of Securities)
________________

37184C103 (CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)
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Elias Antoun President and Chief Executive Officer Genesis Microchip Inc. 2525 Augustine Drive Santa Clara, California 95054 (408) 919-8400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
________________
Copies to: Selim Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas, 40th Floor New York, New York 10019 (212) 999-5800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,869,877.00	$149.51
*
Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 2,471,896 options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for restricted stock units and cancelled pursuant to this offer. These options have an aggregate value of $4,869,877.00 as of September 30, 2007, calculated based on a modified Black-Scholes option pricing model.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$149.51
Form or Registration No.:	005-78748
Filing party:	Genesis Microchip Inc.
Date filed:	October 18, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (the “Amendment”) amends the Tender Offer Statement on Schedule TO relating to an offer (the “Offer”) by Genesis Microchip Inc., a Delaware corporation (“Genesis” or the “Company”), to certain eligible employees to exchange some or all of their outstanding options with an exercise price greater than or equal to $12.26 that were granted prior to December 1, 2005 and were granted under the Company’s 1997 Employee Stock Option Plan, 1997 Non-Employee Stock Option Plan, 2000 Nonstatutory Stock Option Plan, 2001 Nonstatutory Stock Option Plan, the Paradise Electronics, Inc. 1997 Stock Option Plan, and the Sage, Inc. Amended and Restated 1997 Stock Option Plan, whether vested or unvested, for restricted stock units.

This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4 (c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.
    On November 16, 2007 the Company terminated the Offer pursuant to the Company’s right to amend and terminate the Offer as set forth in Section 15, “Extension of offer; termination; amendment” of the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated October 18, 2007.

The Company shall promptly return all tendered options to the holders pursuant to Rule 13e-4(f)(5) of the Securities Exchange Act of 1934, as amended.

Item 2. Subject Company Information.

This Item 2 is amended by the information set forth under Item 1.

Item 3. Identity and Background of Filing Person.

This Item 3 is amended by the information set forth under Item 1.

Item 4. Terms of the Transaction.

This Item 4 is amended by the information set forth under Item 1.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

This Item 5 is amended by the information set forth under Item 1.

Item 6. Purposes of the Transaction and Plans or Proposals.

This Item 6 is amended by the information set forth under Item 1.

Item 7. Source and Amount of Funds or Other Consideration.

This Item 7 is amended by the information set forth under Item 1.

Item 8. Interest in Securities of the Subject Company.

This Item 8 is amended by the information set forth under Item 1.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

This Item 9 is amended by the information set forth under Item 1.

Item 10. Financial Statements.

This Item 10 is amended by the information set forth under Item 1.

Item 11. Additional Information.

This Item 11 is amended by the information set forth under Item 1.

Item 12. Exhibits.

This Item 12 is amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(I)(J)	Press Release issued by Genesis Microchip Inc., dated November 16, 2007

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

GENESIS MICROCHIP INC.

By: /s/ Elias Antoun
Elias Antoun
President and Chief Executive Officer

Date: November 19, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(I)(J)	Press Release issued by Genesis Microchip Inc., dated November 16, 2007